RECEIVED
2005 NOV 14 A 11:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ELPIDA

File No. 82-34850

November 8, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commi
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



05012491

SUPPL

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- English documents filed or distributed since July 1, 2005 to October 31, 2005, attached as Annex hereto.

If you have any questions or requests for additional information, please do not hesitate to contact Yoko Nagai of Legal Gr. at 011-813-3281-1606 (telephone) or 011-813-3281-1571 (facsimile).

Very truly yours,

Elpida Memory, Inc.

By 
Name: Toshimasa Ota
Title: Executive Manager, Legal Gr.

PROCESSED
NOV 14 2005


THOMSON
FINANCIAL

Enclosures



File No. 82-34850

RECEIVED

ANNEX

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2005/7/21	Consolidated Financial Report for the Period Ended June 30, 2005	I
2.	2005/7/26	Agreement Reached to Create New Wafer Testing Company	II
3.	2005/8/25	Elpida to Issue Stock Options	III
4.	2005/8/30	NEC and Hitachi to Sell a Portion of Their Shares in Elpida Memory	IV
5.	2005/8/31	Elpida Announces a Change in Leading and Major Shareholders and Its Equity Investment Relationships	V
6.	2005/8/31	Elpida Announces a Change in Major Shareholders	VI
7.	2005/9/13	Elpida Announces a Change in Its Equity Investment Relationships	VII
8.	2005/9/30	Elpida Memory Joins Walton Board of Directors	VIII
9.	2005/10/3	Elpida Memory Makes Executive Management Changes	IX
10.	2005/10/19	Elpida Announces Major Shareholders and Types of Shareholders	X
11.	2005/10/25	Consolidated Financial Report for the Period Ended September 30, 2005	XI
12	2005/10/25	Elpida Memory Revises Financial Forecast	XII

File No. 82-34850
EXHIBIT I

1. Consolidated Financial Report for the Period Ended June 30, 2005

ELPIDA
Easy to Contact

July 21, 2005

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan

Elpida Memory, Inc.
(Stock listing: Tokyo Stock Exchange, 6665)

Consolidated Financial Report for the Period Ended June 30, 2005

1. Consolidated financial summary
(Millions of Japanese Yen, except per share data)

(1) Condensed Statements of Operations (Three months period) unaudited

	Three months ended		Change
	June 30, 2005	June 30, 2004	
Net Sales	48,036	45,536	105.5%
Operating income /(loss)	(2,604)	3,088	-
Ordinary income /(loss)	(3,327)	2,132	-
Net income /(loss)	(3,304)	2,302	-
Net income /(loss) per share – basic	(34.25)	35.63	-
Net income /(loss) per share – diluted	-	-	-

(2) Condensed Balance Sheet

	As of		Change
	June 30, 2005 (unaudited)	March 31, 2005	
Total Assets	482,656	498,168	96.9%
Shareholders' equity	192,086	195,285	98.4%

Notes:

1. Regarding diluted net income per share for the first quarter of FY 2005, information is not available due to the booking of net losses.
2. Since Elpida Memory was an unlisted and unregistered company in the first quarter of FY 2004, diluted net income per share is unavailable.

Business Results

(1) Overview of 1Q

In the most recent quarter (April-June 2005), DRAMs for personal computers saw continuous rapid price declines from the Chinese New Year in February until May. But with June marking a turnaround in the balance of supply and demand, prices have been stabilizing. Also, given an end to inventory adjustments in the market for digital consumer electronics and mobile phones, there are indications of growing demand for DRAMs for these products.

Under these circumstances, we are fully executing our basic strategy of focusing strongly on Premier DRAM [note1] products and have taken additional steps to expand sales and improve productivity in order to minimize the impact of volatile DRAM prices. Consequently, our business results for the quarter (see below) were in line with the forecast we announced on 25 April.

Consolidated net sales for the quarter grew 5.5% year on year (YoY) to ¥48,036 million. One point to note is that lower sales of DRAMs for personal computers were offset by growth in sales for digital consumer electronics and mobile phones.

In the quarter, we experienced an operating loss of ¥2,604 million, as income dropped by ¥5,691 million from the ¥3,087 million recorded a year earlier. Some of the factors behind the loss were rapid price declines, especially in the personal computer area, and some ¥600 million in costs related to the start-up of the E300 Fab-Area2 (formerly known as the E300-Fab2), which was brought on line to increase production capacity.

Regarding ordinary income, a loss of ¥3,327 million was recorded. Income declined by ¥5,459 million from the year earlier figure of ¥2,132 million. Although the cheaper yen helped to reduce foreign exchange losses by ¥423 million YoY, interest expenses over the same period grew by ¥416 million to reach ¥1,089 million. Net income fell by ¥5,606 million from ¥2,302 million a year earlier, producing a net loss of ¥3,304 million for the quarter.

(2) The breakdown of sales by application market is as follows :

(Billions of yen)

	Three months ended June 30, 2005 (unaudited)		Three months ended June 30, 2004 (unaudited)		Change %
Servers*	10.3	21.5%	6.5	14.3%	58.5%
Digital consumer electronics and mobile phones *	20.3	42.3%	12.2	26.8%	66.4%
Premier DRAM (Note1)	30.6	63.8%	18.7	41.1%	63.6%
Foundry services and others	5.0	10.4%	4.8	10.5%	4.2%
Subtotal of Premier business (Note 2)	35.6	74.2%	23.5	51.6%	51.5%
PCs	12.4	25.8%	22.0	48.4%	(43.6)%
Total net sales	48.0	100.0%	45.5	100.0%	5.5%

* Premier DRAM products [note1]

Note 1: Premier DRAM: Our proprietary name given to DRAM products used for servers, and digital consumer electronics and mobile phones. This type of DRAM usually requires higher technologies than commodity DRAMs, and the price per certain density tends to become higher in proportion to this value added.

Note 2: Premier business: Our proprietary name given to the total of the Premier DRAM and foundry services.

Servers

Net sales for servers increased 58.5% YoY to ¥10.3 billion.

Despite the impact of lower prices for DRAMs for personal computers, DDR2 SDRAM-based high-density (1 gigabyte plus) high value-added module products were the main factor behind a big YoY jump in sales for the quarter.

Digital consumer electronics and mobile phones

Net sales for digital consumer electronics and mobile phones rose 66.4% YoY to ¥20.3 billion.

On top of an end to inventory adjustments, higher demand for DRAMs in overseas mobile phone markets helps explain the big YoY jump in sales for the quarter. Furthermore, along with DRAMs for digital still cameras and DVD recorders, DRAMs for digital TVs and other digital consumer electronics and for 2.5 and 3rd generation mobile phones were important sales factors.

Foundry services and others

In foundry services and others, an increase in manufacturing centering on Pseudo SRAMs lay behind a 4.2% YoY rise in net sales to ¥5 billion.

As part of our foundry services, we have a foundry business (contract manufacturing of semiconductor products based on customer-specified designs) engaged in making semiconductor products for domestic semiconductor makers, our major customers in this business area.

Personal computers

Net sales for personal computers fell 43.6% YoY to ¥12.4 billion. This large drop in sales is partly attributable to a transfer of production to other areas to focus on Premier DRAM products and rapid declines in prices for DRAMs for personal computers since the Chinese New Year.

(3) Capital expenditures

Capital expenditures for the quarter amounted to ¥24.6 billion. The main expense concerned the start-up of the E300 Fab- Area2.

Financial Condition

Relative to the end of the previous quarter, total assets fell by ¥15.5 billion to ¥482.7 billion. One reason was a reduction in cash and cash equivalents related to payment for capital expenditures. Interest-bearing debt (including lease obligations) fell by ¥10.4 billion to ¥223.2 billion. Shareholders' equity decreased by ¥3.2 billion to ¥192.1 billion, attributable in part to the booking of net losses for the quarter. As a result, the shareholders' equity ratio improved by 0.6 points versus the end of the previous quarter to 39.8%.

Cash Flow

At the end of the quarter, the balance of cash and cash equivalents stood at ¥156.7 billion, a drop of ¥33.1 billion compared with the end of the FY 2004.

Net cash provided by operating activities increased by ¥14.1 billion compared with a year ago to ¥8.2 billion, due mainly to an increase of ¥11.5 billion for depreciation and amortization.

Net cash used in investing activities increased by ¥11.1 billion compared with a year ago to ¥31 billion, mainly because of an increase in capital expenditures related to E300Fab-Area1 (formerly known as the E300- Fab1).

As a result, free cash flow (a combination of net cash provided by operating activities and net cash used in investing activities) was negative ¥22.8 billion, an increase of ¥3 billion compared with a year ago.

Also, net cash flow from financing activities decreased by ¥18.9 billion compared with a year ago to ¥10.4 billion. Repayments were made in regard to lease obligations and long-term debt

FY 2005 Outlook

In regard to the outlook for the FY 2005 second quarter, we expect strong sales in the market for DRAMs for digital consumer electronics and mobile phones. Also, we look for prices to become more stable in the market for DRAMs for servers and personal computers. Furthermore, we now intend to advance the start of mass production at the E300 Fab-Area2 from December, which was our plan at the beginning of the business year, to October. Costs related to this are likely to be brought forward. Given the foregoing, our forecasts for the 2Q and for the first half are as shown in the chart that follows.

Regarding the full-term outlook, we have made no changes to our forecast since announcing FY 2004 results on 25 April 2005.

(Billions of yen)

	2nd Quarter Forecast	1st Half Forecast	FY2005 Forecast (April 25)
Net sales	52.0 – 57.0	100.0 – 105.0	260.0
Operating income	(3.5) – 0.5	(6.1) – (2.1)	18.6
Ordinary income	(4.6) – (0.6)	(7.9) – (3.9)	15.3
Net income	(4.0) – 0	(7.3) – (3.3)	14.0

Finally, we offer forecasts on a consolidated basis and do not present parent forecasts.

Note: This above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Comparative Consolidated Balance Sheet

(Millions of yen)

	As of June 30, 2005 (unaudited)	As of March 31, 2005	Change	As of June 30, 2004 (unaudited)
(Assets)				
I Current assets				
1. Cash and cash equivalents	156,704	189,798	(33,094)	93,302
2. Notes and accounts receivable, trade	36,049	36,769	(720)	31,090
3. Inventories	35,403	32,795	2,608	26,422
4. Accounts receivable, other	6,446	6,393	53	5,568
5. Other current assets	4,780	5,419	(639)	2,615
6. Allowance for doubtful accounts	(32)	(31)	(1)	(32)
Total current assets	239,350	271,143	(31,793)	158,965
II Fixed assets				
1. Tangible fixed assets	229,208	213,138	16,070	134,603
2. Intangible fixed assets	7,732	7,787	(55)	6,976
3. Investments and other assets	6,366	6,100	266	1,573
Total fixed assets	243,306	227,025	16,281	143,152
Total assets	482,656	498,168	(15,512)	302,117
(Liabilities)				
I Current liabilities				
1. Accounts payable, trade	28,871	27,799	1,072	24,591
2. Short-term borrowings	-	-	-	2,000
3. Current portion of long-term debt	18,520	18,520	-	8,080
4. Current portion of obligation under capital leases	29,802	30,143	(341)	24,216
5. Accounts payable, other	27,340	31,255	(3,915)	57,248
6. Other current liabilities	7,838	7,183	655	6,130
Total current liabilities	112,371	114,900	(2,529)	122,265
II Long-term liabilities				
1. Bonds	80,000	80,000	-	10,000
2. Long-term debt	55,568	58,573	(3,005)	34,070
3. Obligation under capital leases	39,301	46,330	(7,029)	50,075
4. Other long-term liabilities	3,330	3,080	250	2,284
Total Long-term liabilities	178,199	187,983	(9,784)	96,429
Total liabilities	290,570	302,883	(12,313)	218,694
(Shareholders' equity)				
I Capital stock	87,234	87,234	-	46,625
II Additional paid in capital	98,334	98,334	-	33,042
III Retained earnings	6,448	9,752	(3,304)	3,841
IV Unrealized gains on investment securities	41	2	39	-
V Translation adjustments	29	(37)	66	(85)
VI Treasury stock	(0)	(0)	-	-
Total shareholders' equity	192,086	195,285	(3,199)	83,423
Total liabilities and shareholders' equity	482,656	498,168	(15,512)	302,117

Comparative Consolidated Statements of Operations

(Millions of yen)

Account	Three months ended June 30,'05(unaudited)	Ratio (%)	Three months ended June 30,'04(unaudited)	Ratio (%)	Change Increase or decrease	Fiscal year ended March 31,'05	Ratio (%)
I Net sales	48,036	100.0	45,536	100.0	2,500	207,028	100.0
II Cost of sales	40,487	84.3	34,973	76.8	5,514	156,620	75.7
Gross profit	7,549	15.7	10,563	23.2	(3,014)	50,408	24.3
III Selling, general and administrative expenses	10,153	21.1	7,476	16.4	2,677	35,292	17.0
Operating income/(loss)	(2,604)	(5.4)	3,087	6.8	(5,691)	15,116	7.3
IV Non-operating income							
1. Interest income	66		12		54	115	
2. Dividend income	247		—		247	—	
3. Foreign exchange gains	182		—		182	—	
4. Local government subsidy	—		—		—	145	
5. Others	53		87		(34)	209	
V Non-operating expenses							
1. Interest expense	1,089		673		416	3,079	
2. Foreign exchange losses	—		241		(241)	504	
3. Stock issuance costs	—		—		—	597	
4. Bonds issuance costs	—		—		—	313	
5. Others	182		140		42	408	
Ordinary income/(loss)	(3,327)	(6.9)	2,132	4.7	(5,459)	10,684	5.2
VI Extraordinary income	3	0.0	0	0.0	3	209	0.1
VII Extraordinary losses	32	0.1	—	—	32	1,947	0.9
Income/(loss) before income taxes	(3,356)	(7.0)	2,132	4.7	(5,488)	8,946	4.4
Income taxes	(52)	(0.1)	(170)	(0.4)	118	733	0.4
Net income/(loss)	(3,304)	(6.9)	2,302	5.1	(5,606)	8,213	4.0

Note: "Income taxes" is indicated after deducting tax adjustments.

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

	Three months ended		Change increase/ (decrease)	Fiscal year ended
	June 30,'05(unaudited)	June 30,'04(unaudited)		March 31,'05
I Operating activities				
Income (loss) before income taxes	(3,356)	2,132	(5,488)	8,946
Depreciation and amortization	11,503	6,644	4,859	35,944
Increase in allowance for doubtful accounts	—	—	—	(2)
Interest and dividend income	(313)	(12)	(301)	(115)
Interest expense	1,089	673	416	3,079
Gain on sale of tangible fixed assets	(3)	(0)	(3)	(2)
Losses on sale of tangible fixed assets	32	—	32	32
(Increase) /decrease in accounts receivable, trade	983	(5,146)	6,129	(10,558)
Increase in inventories	(2,551)	(1,969)	(582)	(8,334)
Increase in accounts receivable, other	(52)	(1,707)	1,655	(2,532)
Increase/(decrease) in accounts payable, trade	1,070	(495)	1,565	3,208
Increase/(decrease) in accounts payable, other	(366)	(282)	(84)	687
Other	1,151	(4,809)	5,960	(5,381)
Subtotal	9,187	(4,971)	14,158	24,972
Interest and dividends received	148	12	136	115
Interest paid	(604)	(583)	(21)	(3,004)
Income taxes paid	(516)	(361)	(155)	(1,096)
Net cash provided by (used in) operating activities	8,215	(5,903)	14,118	20,987
II Investing activities				
Purchase of investment securities	—	—	—	(2,049)
Purchase of tangible fixed assets	(30,485)	(19,818)	(10,667)	(152,114)
Proceeds from sale of tangible fixed assets	190	—	190	195
Purchase of intangible fixed assets	(619)	(389)	(230)	(3,138)
Increase in long-term prepaid expenses	(137)	—	(137)	(3,328)
Other	3	262	(259)	(130)
Net cash used in investing activities	(31,048)	(19,945)	(11,103)	(160,564)
III Financing activities				
Net decrease in short-term borrowings	—	(3,693)	3,693	(5,705)
Proceeds from long-term debt	—	—	—	41,000
Repayments of long-term debt	(3,005)	(250)	(2,755)	(6,307)
Proceeds from issuance of stock	—	—	—	105,305
Proceeds from issuance of bond	—	—	—	69,688
Proceeds from sale and lease-back transactions	—	18,041	(18,041)	40,667
Repayments of obligation under capital leases	(7,370)	(5,567)	(1,803)	(26,013)
Purchase of treasury stock	—	—	—	(0)
Net cash provided by (used in)financing activities	(10,375)	8,531	(18,906)	218,635
IV Effect of exchange rates changes on cash and cash equivalents	114	64	50	185
V Net increase/ (decrease) in cash and cash equivalents	(33,094)	(17,253)	(15,841)	79,243
VI Cash and cash equivalents at beginning of period	189,798	110,555	79,243	110,555
VII Cash and cash equivalents at end of period	156,704	93,302	63,402	189,798

Free cash flow (I+ II)	(22,833)	(25,848)	3,015	(135,592)

Appendix (unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Three-month ended							
	Dec. 31, '04		Mar. 31, '05		Jun. 30, '05		Jun. 30, '04	
Account		Ratio (%)		Ratio (%)		Ratio (%)		Ratio (%)
Net sales	56,136	100.0	50,730	100.0	48,036	100.0	45,536	100.0
Gross profit	14,736	26.2	9,702	19.1	7,549	15.7	10,563	23.2
Selling, general and administrative expenses	9,097	16.2	8,560	16.9	10,153	21.1	7,476	16.4
Operating income	5,639	10.0	1,142	2.2	(2,604)	(5.4)	3,087	6.8
Income before income taxes	3,756	6.7	(1,846)	(3.6)	(3,356)	(7.0)	2,132	4.7
Net income	3,387	6.0	(1,678)	(3.3)	(3,304)	(6.9)	2,302	5.1

2. Selected Consolidated Financial Data

	Dec. 31, '04	Mar. 31, '05	Jun. 30, '05	Jun. 30, '04
Cash and cash equivalent	164.7 billion yen	189.8 billion yen	156.7 billion yen	93.3 billion yen
A/R collection period	66 days	65 days	68 days	61 days
Inventory holding period	64 days	72 days	79 days	68 days
Interest-bearing debt	165.2 billion yen	233.6 billion yen	223.2 billion yen	128.4 billion yen
Net D/E Ratio	0.00 times	0.22 times	0.35 times	0.42 times
Share holders' equity Ratio	43.4%	39.2%	39.8%	27.6%

	Three-month ended Dec. 31, '04	Three-month ended Mar. 31, '05	Three-month ended Jun. 30, '05	Three-month ended Jun. 30, '04
Cash flows from Operating activities	16.7 billion yen	7.1 billion yen	8.2 billion yen	(5.9 billion yen)
ROA	3.4%	(1.4%)	(2.7%)	3.1%
ROE	9.5%	(3.4%)	(6.8%)	11.2%

(Calculating formulas)
A/R collection period = Accounts receivable, trade / Average monthly net sales x 30 days
Inventory holding period = Inventories / Average monthly cost of sales x 30 days
Interest-bearing debt = Bonds + Long-term and short-term debt + Long-term and short-term lease obligation
Net D/E ratio = (Interest-bearing debt – cash and cash equivalents) / shareholders' equity
ROA (ROE) (Three-month period) = Quarterly Net income/(loss) x 4 / Average quarterly total assets (Average shareholders' equity)

3. Foreign exchange rate of yen for dollars in 2nd quarter assumption

	Exchange rate in assumption
Yen for U.S.$	109.00

2. Agreement Reached to Create New Wafer Testing Company

N E W S   R E L E A S E

ELPIDA

Elpida Memory, Inc.
2-1 Yaesu 2-chome, Chuo-ku
Tokyo, 104-0028 JAPAN
TEL: +81-3-3281-1500

For Immediate Release

Agreement Reached to Create New Wafer Testing Company

Tokyo, 26 July 2005 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has reached an agreement with Advantest, Kingston Technology and Powertech Technology on forming a new start-up company that will serve as the world's largest wafer testing service. The new company, to be called "Tera Probe," is expected to begin operations on 1 October 2005.

Hiroshima Elpida Memory, a wholly owned subsidiary of Elpida, and other semiconductor companies will order the new company to provide wafer testing for their DRAM products.

Please see the addendum for an overview of the new company.

The information contained within this news release is current as of the date of release. Please not that the information herein may be revised later without prior notice.

###

Addendum

Overview of the new company

Name:	Tera Probe, Inc.
Head office:	Tokyo Chuo ward
Business location:	Higashi Hiroshima City, Hiroshima Prefecture Sagamihara City, Kanagawa Prefecture
Company president:	Masahide Ozawa (to be confirmed)
Capital:	¥5.6 billion
Major shareholders and investment ratio:	Elpida Memory, Inc.: 33.0% Advantest Corporation: 17.0% Kingston Technology Japan, LLC: 26.8% Powertech Technology Inc.: 23.2%
No. of employees:	About 300
Main business operations:	Wafer testing Probe process development Other related testing business & technology development

For reference: Semiconductor processes

Upstream: Wafer processing + wafer testing*

Downstream: Assembly + final testing

The main business of the new company will be concerned with upstream operations (*: specifically, wafer testing).

3. Elpida to Issue Stock Options



News Release

FOR IMMEDIATE RELEASE

Elpida to Issue Stock Options

TOKYO, JAPAN, August 25, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), announced that the Board of Directors held on August 24, 2005 decided to issue stock acquisition rights to be issued as stock options (Stock Options) pursuant to the resolution of the General Shareholders' Meeting held on June 28, 2005 and that the subscription price per share to be issued upon the exercise of each Stock Option (Subscription Price) was set upon closing of today's transaction at the Tokyo Stock Exchange. Reason for and terms of issuance of Stock Options are as follows:

I. Reason for the issuance of Stock Options to persons other than shareholders on especially favorable terms

The Stock Options will be issued, for no consideration, to directors, officers, statutory auditors or employees of Elpida Memory, Inc. (the "Company") or its subsidiaries, to provide them with an incentive towards achieving better business performance and to retain and attract talented individuals.

II. Terms of Issuance of Stock Options

(1) Persons to whom the Stock Options are allocated:

The directors, statutory auditors, officers or employees of the Company or a subsidiary of the Company.

(2) Class and total number of shares to be issued upon exercise of the Stock Options:

700,000 shares of common stock of the Company, and the number of shares to be issued upon exercise of each Stock Option (the "Number of Shares") is 100 shares of common stock of the Company.

If, after the issue of the Stock Options, the Company splits or consolidates its common stock, the Number of Shares shall be adjusted according to the following formula. This adjustment is made only to the number of shares that have not yet been issued as of the time of such adjustment. Any fraction of a share that arises as a result of an adjustment will be rounded down to the nearest number of shares.

$$\text{Number of Shares after adjustment} = \text{Number of Shares before adjustment} \times \text{Ratio of split or consolidation}$$

In addition, the Number of Shares that have not yet been issued at the time of such adjustment may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company in such event that reasonably requires adjustment of the Number of Shares, such as an absorption-type merger or incorporation-type merger under the condition that the surviving corporation shall succeed the Stock Options, share exchange that permits the Company to wholly own the other corporation, absorption-type corporate demerger or incorporation-type corporate demerger.

(3) Total number of Stock Options to be issued:

7,000

(4) Issue price and issuance date of the Stock Options:

Price -No consideration shall be paid.
Date –August 25, 2005

(5) The price to be paid upon exercise of each Stock Option:

The price to be paid upon exercise of each Stock Option shall be calculated by multiplying (i) the Subscription Price by (ii) the Number of Shares.

The Subscription Price shall be 3,766 yen.

If the Company issues new shares or dispose of its own common stock for treasury at the price below a fair market price, the Subscription Price per share shall be adjusted according to the following formula, rounded up to the nearest yen.

$$\text{Subscription Price after adjustment} = \text{Subscription Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of shares newly issued} \times \text{Amount paid per share}}{\text{Share price before issuance of new shares}}}{\text{Number of shares (already issued + newly issued)}}$$

If, after the issue of the Stock Options, the Company splits or consolidates its common stock, the Subscription Price per share shall be adjusted according to the following formula, rounded up to the nearest yen.

$$\text{Subscription Price after adjustment} = \text{Subscription Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In addition, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company in such event that reasonably requires adjustment of the Number of Shares, such as an absorption-type merger or incorporation-type merger under the condition that the surviving corporation shall succeed the Stock Options, share exchange that permits the Company to wholly own the other corporation, absorption-type corporate demerger or incorporation-type corporate demerger.

(6) Exercise period of the Stock Options:

From October 1, 2007 to September 30, 2013.

(7) Conditions for exercise of Stock Options:

(a) A person to whom Stock Options are allocated must hold the position of either a director, statutory auditor, officer or employee of the Company, or of the companies more than 50% of the total voting rights of which are owned directly or indirectly by the Company at the time of the exercise of each Stock Option; provided, however, that this item (a) shall not be applied to cases where the person ceases to be a director, statutory auditor, officer or employee due to the completion of his/her term of office, or his/her reaching retirement age, or due to reasonable reasons.

(b) When a person to whom Stock Options are allocated dies, the Stock Options may be inherited. When an heir of a person to whom Stock Options are allocated dies, the Stock Options may not be inherited.

(c) The Stock Options may not be pledged or disposed of in any other way.

(d) Other terms and conditions for exercise of Stock Options shall be determined in the "Elpida Memory, Inc. Stock Option Allotment Agreement" between the Company and the person to whom the Stock Options are allocated, terms and conditions of which will be determined pursuant to the resolutions of the general meeting of the shareholders and the meeting of the Board of Directors.

(8) Conditions to cancel the Stock Options:

The Company may cancel, for no consideration, any Stock Option in the following cases:

(a) The general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall cease to exist, or (ii)

any share exchange or share transfer pursuant to which the Company shall become a wholly-owned subsidiary of another company; or

(b) The Stock Options are non-exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of Stock Options.

(9) Restriction on the transfer of Stock Options:

Any transfer of Stock Options shall require the approval of the Board of Directors of the Company.

###

4. NEC and Hitachi to Sell a Portion of Their Shares in Elpida Memory



News Release

FOR IMMEDIATE RELEASE

NEC and Hitachi to Sell a Portion of Their Shares in Elpida Memory

TOKYO, JAPAN, August 30, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM) products, today announced that it has been notified that its two largest shareholders, NEC and Hitachi, plan to sell a portion of their Elpida shares. Details of the planned sale appear below.

1.Profiles of NEC and Hitachi

NEC

(1) Company name: NEC Corporation (NEC)
(2) Headquarters: Minato-ku, Tokyo, Japan
(3) President: Mr. Akinobu Kanasugi

Hitachi

(1) Company name: Hitachi, Ltd. (Hitachi)
(2) Headquarters: Chiyoda-ku, Tokyo, Japan
(3) President, Chief Executive Officer and Director: Mr. Etsuhiko Shoyama

2. Sales of shares by NEC and Hitachi:
Number of shares to be sold, amounts of voting stock before and after changes in stock ownership (along with total stock ownership) and percentages of voting stock [as currently projected].

		Pre-sale (as of July 31, 2005)			Post-sale		
Shareholder	No. of Shares to Be Sold	Voting Stock (Total Stock Ownership)	% of Voting Stock*	Shareholding Rank	Voting Stock (Total Stock Ownership)	% of Voting Stock*	Shareholding Rank
Hitachi, Ltd.	4,000,000	229,999 (22,999,980)	23.84%	2nd	189,999 (18,999,980)	19.70%	1st
NEC Corporation	9,600,000	230,000 (23,000,020)	23.84%	1st	134,000 (13,400,020)	13.89%	2nd

*Note: The amount of voting stock as of July 31, 2005 and today (964,611) compared with as of March 31, 2005 (919,811) is calculated as follows:

964,611 = 919,811 (the total of voting stock as of March 31) + 44,800 (voting stock raised through a conversion of Class B stock to common stock).

-more-

3. Date of change in stock ownership (expected):
   Within the first half of FY 2005 (FY 2005 ends March 31, 2006).

4. Impact of the Sale of Shares
   With the sale of a portion of their Elpida shares, Elpida will no longer be considered an equity-method holding of NEC and Hitachi. However, the business relationships with the two companies will remain the same, and we do not expect a change in their Elpida share ownership to affect our business performance.

###

5. Elpida Announces a Change in Leading and Major Shareholders and Its Equity Investment Relationships



News Release

FOR IMMEDIATE RELEASE

Elpida Announces a Change in Leading and Major Shareholders and Its Equity Investment Relationships

TOKYO, JAPAN, August 31, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM) products, today announced that its leading shareholder, NEC, has sold a portion of its Elpida shares. As a result of the sale, Hitachi will be the new leading shareholder and Elpida will no longer be counted as an affiliate of NEC. In addition, Daiwa SMBC will become a major shareholder. Details appear below.

I. Change in leading shareholders and our equity investment relationships

1. New Leading Shareholder
   - (1) Company name: Hitachi, Ltd. (Hitachi)
   - (2) Headquarters: Chiyoda-ku, Tokyo, Japan
   - (3) President, Chief Executive Officer and Director: Mr. Etsuhiko Shoyama

2. Previous Leading Shareholder
   - (1) Company name: NEC Corporation (NEC)
   - (2) Headquarters: Minato-ku, Tokyo, Japan
   - (3) President: Mr. Akinobu Kanasugi

3. Number of shares sold, amount of voting stock before and after changes in stock ownership (along with total stock ownership) and percentages of voting stock

		Pre-sale (as of July 31, 2005)			Post-sale		
Shareholder	No. of Shares to Be Sold	Voting Stock (Total Stock Ownership)	% of Voting Stock*	Share-holding Rank	Voting Stock (Total Stock Ownership)	% of Voting Stock*	Share-holding Rank
Hitachi, Ltd.	-	229,999 (22,999,980)	23.84%	2nd	229,999 (22,999,980)	23.84%	1st
NEC Corporation	9,600,000	230,000 (23,000,020)	23.84%	1st	134,000 (13,400,020)	13.89%	2nd

*Note: The amount of voting stock as of both July 31, 2005 and today is 964,611 compared with 919,811 on March 31, 2005. The increase is calculated as follows:

964,611 (total voting stock as of July 31, 2005 and today) = 919,811 (total voting stock as of March 31, 2005) + 44,800 (voting stock raised in May and June through a conversion of Class B stock to common stock).

-more-

4. Impact of the Sale of Shares

With the sale of a portion of NEC's Elpida shares, Elpida will no longer be considered an equity-method holding of NEC. However, the business relationship with NEC will remain the same, and we do not expect a change in its Elpida share ownership to affect our business performance.

II. Change in major shareholders

1. New major shareholder

(1) Company name: Daiwa Securities SMBC
(2) Headquarters: Chiyoda-ku, Tokyo, Japan
(3) President : Mr. Tatsuei Saito

2. Amounts of voting stock before and after changes in stock ownership (along with total stock ownership) and percentages of voting stock resulting from Daiwa Securities SMBC's purchase of Elpida stock.

	Voting Stock (Total Stock Ownership)	% of Voting Stock*
Pre-sale to Daiwa Securities (as of March 31, 2005)	864 (86,400)	0.09%
Post-sale to Daiwa Securities	98,009 (9,800,900)	10.16%

*Note: The number of outstanding shares with voting rights as of March 31, 2005 was 91,981,100. (4,483,300 shares without voting rights are excluded from the total number of outstanding shares)

The amount of voting stock as of today is 964,611 compared with 919,811 on March 31, 2005. The increase is calculated as follows:

964,611 (total voting stock as of July 31, 2005) = 919,811 (total voting stock as of March 31, 2005) + 44,800 (voting stock raised in May and June through a conversion of Class B stock to common stock).

3. Date of Purchase of Elpida Stock by Daiwa Securities SMBC

August 31, 2005 (Delivery date: September 5, 2005)

4. Reference

Daiwa Securities SMBC has reported to us that it has purchased Elpida stock which has resulted in a change in the major shareholders in Elpida. Furthermore, upon making inquiries to Daiwa Securities SMBC, the company has plans to sell Elpida shares acquired at this time to Daiwa Securities SMBC Europe Limited and to domestic institutional investors.

###

6. Elpida Announces a Change in Major Shareholders



News Release

FOR IMMEDIATE RELEASE

Elpida Announces a Change in Major Shareholders

TOKYO, JAPAN, August 31, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM) products, today announced that there was a change in Elpida's major shareholders. Due to a sale of Elpida shares today, Daiwa Securities SMBC is no longer a major shareholder in Elpida. Details appear below.

1. Former Major Shareholder
   - (1) Company name: Daiwa Securities SMBC
   - (2) Headquarters: Chiyoda-ku, Tokyo, Japan
   - (3) President : Mr. Tatsuei Saito

2. Amounts of voting stock before and after changes in stock ownership (along with total stock ownership) and percentages of voting stock

	Voting Stock (Total Stock Ownership)	% of Voting Stock*
Pre-sale	98,009 (9,800,900)	10.16%
Post-sale	96,009 (9,600,900)	9.95%

*Note: The number of outstanding shares with voting rights as of March 31, 2005 was 91,981,100 (4,483,300 shares without voting rights are excluded from the total number of outstanding shares).

The amount of voting stock as of today is 964,611 compared with 919,811 on March 31, 2005. The increase is calculated as follows:

964,611 (total voting stock as of July 31, 2005) = 919,811 (total voting stock as of March 31, 2005) + 44,800 (voting stock raised in May and June through a conversion of Class B stock to common stock).

3. Date of sale of Elpida shares by Daiwa Securities SMBC.
   August 31, 2005 (Delivery date: September 5, 2005)

4. Remarks
   Daiwa Securities SMBC has reported to us that it has undertaken a stock transaction today that has resulted in a change in its status as a major shareholder in Elpida. Upon making inquiries to Daiwa Securities SMBC, it was determined that the company has sold 200,000 Elpida shares to Daiwa Securities SMBC Europe Limited, which means it is no longer a major shareholder in Elpida.

###

File No. 82-34850
EXHIBIT VII

7. Elpida Announces a Change in Its Equity Investment Relationships



News Release

FOR IMMEDIATE RELEASE

Elpida Announces a Change in Its Equity Investment Relationships

TOKYO, JAPAN, September 13, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM) products, today announced that its leading shareholder, Hitachi, has sold a portion of its Elpida shares. As a result of the sale, Elpida will no longer be counted as an affiliate of Hitachi.

1. Shareholder

(1) Company name: Hitachi, Ltd. (Hitachi)
(2) Headquarters: Chiyoda-ku, Tokyo, Japan
(3) President, Chief Executive Officer and Director: Mr. Etsuhiko Shoyama

2. Number of shares sold, amount of voting stock before and after changes in stock ownership (along with total stock ownership) and percentages of voting stock

		Pre-sale (as of July 31, 2005)			Post-sale		
Shareholder	No. of Shares to Be Sold	Voting Stock (Total Stock Ownership)	% of Voting Stock*	Share-holding Rank	Voting Stock (Total Stock Ownership)	% of Voting Stock*	Share-holding Rank
Hitachi, Ltd.	4,000,000	229,999 (22,999,980)	23.84%	2nd	189,999 (18,999,980)	19.70%	1st

*Note: The amount of voting stock as of both July 31, 2005 and today is 964,611 compared with 919,811 on March 31, 2005. The increase is calculated as follows:

964,611 (total voting stock as of July 31, 2005 and today) = 919,811 (total voting stock as of March 31, 2005) + 44,800 (voting stock raised in May and June through a conversion of Class B stock to common stock).

3. Impact of the Sale of Shares

With the sale of a portion of Hitachi's Elpida shares, Elpida will no longer be considered an equity-method holding of Hitachi. However, the business relationship with Hitachi will remain the same, and we do not expect a change in its Elpida share ownership to affect our business performance.

###

8. Elpida Memory Joins Walton Board of Directors



News Release

FOR IMMEDIATE RELEASE

Elpida Memory Joins Walton Board of Directors

TOKYO, Japan, September 30, 2005 – Elpida Memory, Inc. ("Elpida"), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), announced that its executive officer, Shigeru Koshimaru, has been appointed as a member of the board of directors for Walton Advanced Engineering, Inc. (Kaohsiung, Taiwan)("Walton").

Elpida has been outsourcing its back-end process for DRAM manufacturing to Walton. This appointment to the Walton board of directors further enhances and leverages the mutual partnership and strong business relationship of both companies.

Appointment

Title	**Name**	**Current Title—Elpida Memory**
Director – Walton Advanced Engineering, Inc.	Shigeru Koshimaru	Executive Officer, PD&O Office (Continuing)

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥207.0 billion during the fiscal year ending March 31, 2005. For more information, visit www.elpida.com.

###

File No. 82-34850
EXHIBIT IX

9. Elpida Memory Makes Executive Management Changes



News Release

FOR IMMEDIATE RELEASE

Elpida Memory Makes Executive Management Changes

TOKYO, October 3, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that its board of directors has made several changes to the executive management team. The following changes became effective on October 1, 2005.

New Corporate Officer Appointment

Title	Name	Previous Title
Executive Officer, R&D Gr. Technology & Development Office	Hideharu Miyake	General Manager, Technology & Development Office

Change

Title	Name	Previous Title
Executive Officer, Server & PC Division, Product Division & Operation Office	Shigeru Koshimaru	Executive Officer, Digital Consumer Division, Product Division & Operation Office
Executive Officer, Digital Consumer Division, Product Division & Operation Office	Yoshitaka Kinoshita	Executive Officer, Server & PC Division, Product Division & Operation Office

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥207.0 billion during the fiscal year ending March 31, 2005. For more information, visit www.elpida.com.

All information contained in this news release is as of the release date, and may be altered or amended thereafter without further notice.

###

10. Elpida Announces Major Shareholders and Types of Shareholders



News Release

FOR IMMEDIATE RELEASE

Elpida Announces Major Shareholders and Types of Shareholders

TOKYO, JAPAN, October 19, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM) products, today announced its major shareholders and types of shareholders as of September 30, 2005 for our investors' reference as below.

1. Major shareholders

Name of shareholder	Number of shares	Ratio (%)
Hitachi, Ltd.	18,999,980	19.70
NEC Corporation	13,400,020	13.89
Japan Trustee Services Bank, Ltd. (trust account)	9,899,900	10.26
The Master Trust Bank of Japan, Ltd. (trust account)	8,243,500	8.55
Bank of New York GCM client accounts E ISG	2,320,600	2.41
Trust & Custody Services Bank, Ltd. (specified annuity account)	1,404,300	1.46
Canon Inc.	1,400,000	1.45
Deutsche Bank AG London PB nontreaty clients 613	1,360,500	1.41
Matsushita Electric Industrial Co., Ltd.	1,120,000	1.16
MLP FS Custody	1,104,300	1.14

2. Types of shareholders

Name of type	Number of shares	Ratio (%)
Other companies	38,047,000	39.45
Financial institutions	28,751,400	29.81
Non-resident investors	20,850,155	21.61
Individuals & others	6,631,761	6.87
Securities companies	2,183,954	2.26
Treasury stock	130	0.00
Total	96,464,400	100.00

11. Consolidated Financial Report for the Period Ended September 30, 2005

ELPIDA
Easy to Contact

October 25, 2005

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan

Elpida Memory, Inc.
(Stock listing: Tokyo Stock Exchange, 6665)

Consolidated Financial Report for the Period Ended September 30, 2005

Consolidated financial summary (unaudited)
(Millions of Japanese Yen, except per share data)

(1) Condensed Statements of Operations (Three months period) unaudited

	Three-month ended		
	Sep. 30, 2005	Sep. 30, 2004	YoY Change
			%
Net Sales	57,467	54,626	105.2
Operating income (loss)	(2,513)	5,248	-
Ordinary income (loss)	(3,685)	4,710	-
Net income (loss)	(3,038)	4,202	-
Net income (loss) per share – basic	(31.49)	65.03	-

(2) Condensed Statements of Operations (Six months period) unaudited

	Six-month ended		
	Sep. 30, 2005	Sep. 30, 2004	YoY Change
			%
Net Sales	105,503	100,162	105.3
Operating income (loss)	(5,117)	8,335	-
Ordinary income (loss)	(7,012)	6,842	-
Net income (loss)	(6,342)	6,504	-
Net income (loss) per share – basic	(65.74)	100.65	-

Condensed Balance Sheet

	As of		YoY Change
	Sep. 30, 2005 (unaudited)	Mar. 31, 2005	
			%
Total Assets	505,963	498,168	101.6
Shareholders' equity	188,753	195,285	96.7

Note:
1. Regarding diluted net income per share for the second quarter of FY 2005, information is not available due to the booking of net losses.
2. Since Elpida Memory was an unlisted and unregistered company in the second quarter of FY 2004, diluted net income per share is unavailable

[1. Our Group Management]

Our group consists of Elpida Memory, Inc. ("Elpida"), one domestic subsidiary, five overseas subsidiaries and one equity-method affiliate. We conduct our business together with our subsidiaries. In addition, we develop, design, and sell the mainly DRAM products through Japanese semiconductor product distributors to the domestic customers and supply products to our overseas subsidiaries. Hiroshima Elpida Memory, Inc., our wholly-owned subsidiary, manufactures semiconductor products mainly DRAM products. Our five overseas subsidiaries are located in North America, Europe, Singapore, Taiwan, and Hong Kong respectively and sell our DRAM products to the customers in the world. Also, equity-method affiliate Tera Probe,Inc. has primary responsibility for certain processes related to semiconductor product manufacturing.



Foundry Service Customers
Overseas Customers
Domestic Costomers
Sell DRAM products
Sell DRAM products
Overseas Subsidiaries
· Elpida Memory (USA) Inc.
· Elpida Memory (Europe) GmbH
· Elpida Memory (Hong Kong) Co., Ltd.
· Elpida Memory (Singapore) Pte. Ltd.
· Elpida Memory (Taiwan) Co., Ltd.
Semiconductor Distributors
Ship Foundry products
Sell DRAM products
Sell DRAM products
Supply DRAM products
Outsourcing of Back-end process
Procure DRAM products
Supply DRAM chips
Elpida Memory, Inc.
Procure DRAM products
Overseas Foundry Manufacturers
Mainly produce DRAM for PCs
Supply DRAM chips
Domestic Subsidiary
Hiroshima Elpida Memory, Inc.
Outsourcing of wafer testing process
* Tera Probe, Inc.
Procure DRAM semi-finished products
Supply DRAM semi-finished products
E300
E200
· DRAM production mainly for Servers, Digital Consumers Electronics/Mobile phones
· Foundry production of mainly memory products

Note: Tera Probe, Inc. started business operations in October. Elpida currently (as of 30 September 2005) has voting rights of 38.5% in the company.

[2.Management Policies]

Fundamental Management Policies

The following is our fundamental management policies for business activities.

- Provide timely and satisfactory products and services to our customers.
- Responsible management operations for our employees, customers, stockholders, and vendors.
- Maintain a generous environment for each employee to help create and realize their ideas continually.

Dividend Policy

The declaration, payment and amount of any interim dividend requires a resolution of our board of directors and the declaration, payment and amount of any year-end dividend is subject to the approval of the holders of shares at the ordinary general meeting of shareholders and to statutory restrictions. We have not declared or paid any cash dividends on our capital stock in the past. We currently intend to retain our future earnings, if any, to finance research and development and increase our production capacity and do not expect to pay any dividends for the foreseeable future.

Management Strategies and Issues to be Addressed

Semiconductor businesses are classified in the so-called "equipment industry" with their large-scaled capital investments, and a common feature of this industry is that their business results fluctuate greatly under the influence of the business cycle called the "silicon cycle." In the DRAM business, this tendency appears to be particularly strong in DRAM products for personal computers. In the midst of this, our Group aims to achieve stable growth and expanded profits by smoothly and quickly performing the following three actions as a single cycle.

- Capture and understand, at an early stage, the application needs of those customers positioned in areas of growth, through marketing strategies which aim to develop partnerships.
- Develop, ahead of our competitors, highly functional and efficient products which meet the needs of those customers.
- Run production under a product mix strategy which is in line with the special features of each product, and be quick off the mark to supply customers.

The following describes our specific policies and activities, which respond to those issues to be addressed.

(1) Enhancement of Sales and Marketing Activities

The DRAM product market is beginning to show signs of expanding from being focused on the conventional personal computers to new applications, such as for digital consumer electronics and mobile phones. In conventional DRAM products for personal computers, price dominates the decision to implement; whereas for Premier DRAM, which we are targeting, there is a tendency to place importance on the performance and the special attributes of the product. For this reason, in addition to the sales and technical marketing division, we have set up a marketing unit attached to the product area aimed at servers, digital consumer electronics and mobile phones; and through joint activities with our customers, we are providing the best DRAM solutions for our customers' products. By doing so, we plan to realize advances at the initial customer design stage and to build long-term cooperative relationships with our customers.

(2) Enhancement of Our High-tech Development Capability

In the DRAM business, where the speed of technological change is so fast, in order to provide for our customers' needs ahead of our competitors, we must have an edge over our competitors in our advanced technological capabilities. For this reason, we will focus our research and development resources into the research and development of cutting-edge and high performance DRAM which is our core technology. In particular, emphasis is being placed on finer-process technology, higher-density technology and lower-power-consumption technology. By doing so, we will develop and produce DRAM products which are of higher performance, function and capacity, as well as cost effective. Also, as regards fundamental research, we have extensive cooperative research programs that involve working with the premier companies in each field and a business-academic collaboration with Hiroshima University.

(3) Enhancement of Production System

We are running production of the technically difficult Premier DRAM at the first 300 mm Fabrication Plant and 200 mm Fabrication Plant operated by Hiroshima Elpida Memory, Inc. Customers need a stable supply against any increase in demand for Premier DRAM. For such demand, we plan to increase state-of-the-art mass production facilities in the future on a continuous and timely basis.

With regard to the commodity DRAM products focused on personal computers, we have concluded an agreement to outsource production to overseas foundry companies, which excel in cost competitiveness, and we are proceeding with a strategy, which responds with products procured from the foundry companies. With a basic policy of expanding the proportion of external foundry capabilities to all wafer processing capabilities, including our own plants, to 30-50 percent, we strive to expand future DRAM supply.

Target Management Indices

In the preparation of the mid to long-term business plan, we aim to outperform the growth rate of the DRAM market, we place strong emphasis on such financial performance indicators as the operating margin and the net debt/equity ratio.

Basic View on Corporate Governance and Implementation Status of Measures

(1) Basic View

Our basic view on corporate governance is to create a powerful management decision-making mechanism and an operational structure to perform expeditiously, and then establish a suitable supervisory and auditing mechanism. The purpose of which is to realize a strategic and speedy management as well as maintain and enhance competitiveness, as the globalization of business activities and changes to the social structure rapidly progress.

(2) Implementation of Measures related to Corporate Governance

① Board of Directors

The Board of Directors makes decisions on important matters related to the management of our company, as well as supervises the performance of our business operations by directors and executive officers. As a rule, the meeting of the Board of Directors is convened once a month. In addition, the extraordinary Board of Directors can be held accordingly when circumstances require, in order to make decisions swiftly. The board met seven times in 1H. At present, there are seven directors (of which four are outside directors).

② Board of Statutory Auditors

Our statutory auditors implement audits based on the audit plan established by the Board of Statutory Auditors, and at the same time, they audit the performance of the directors by attending important meetings, including the Board of Directors, and by examining the status of operations and finances. The board of statutory auditors met six times in the 1H. At present, there are two full-time statutory auditors and two part-time statutory auditors (both of whom are outside auditors).

③ Officers' Meeting

The executive officers are appointed by the Board of Directors, and they discuss and decide on important issues related to the execution of business based on the basic policies established by the Board of Directors. As a rule, Officers' Meeting is held weekly. The executive officers met twenty four times in the 1H. As of 1 October 2005, there are 13 executive officers.

④ Executive Compensation Committee

The executive compensation committee advises the board of directors and the board of auditors regarding director and other compensation matters. The committee met twice in the 1H. It consists of five members selected from the board of directors, the executive officers and the board of auditors.

⑤ Compliance Committee

The Compliance Committee ,as the body overseeing the compliance system, aims to maintain the internal compliance system and ensure the complete and thorough implementation by all group companies. To this end, the committee reviews policy lines and makes decisions. The committee met once in the 1H. At present, there are nine members on the Committee. This committee set out "Elpida Code of Conduct" to be maintained by all employees on this August.

⑥ Audit Office

In addition to statutory auditors and the Board of Corporate Auditors, the Audit Office has been established under the direct control of the CEO, for ensuring adequate internal controls and to strengthen risk management. The Audit Office conducts audits of all divisions (including subsidiary companies) based on the audit plan. As of 1 October, the auditing department employed one full-term person. For the purpose of performing an internal audit, we call on auditors from other departments and use

experienced auditors from outside agencies to obtain the services of qualified people.

(3) Independent Auditors

The names of CPAs who performed auditing services	The names of auditing firm
Sadahiko Yoshimura	Ernst & Young ShinNihon
Kazuya Oki	Ernst & Young ShinNihon

The audit of independent auditors was supported by mainly certified public accountants, junior certified public accountants, and other specialists.

< Corporate Governance Structure >


General Shareholders' Meeting
Surpervision/Audit
Board of Directors
Board of Corporate Auditors
Independent auditor
Executive Compensation Committee
Execution of business
Officers' Meeting
Compliance Committee
Audit Office
CEO
Exexution Offices

(4) Human, Equity, Business and other Relationships of Interest between the Company and Outside Directors and Outside Corporate Auditors (as of September 30, 2005)

Outside director, Shunichi Suzuki, has been an executive vice president and a director of NEC Corporation (NEC) and a director (part-time) of NEC Electronics Corporation (NEC Electronics); and the outside auditor, Kenji Seo, is a general manager of the Affiliates Division at NEC. NEC owned 13.9% of our issued shares of common stock.

Outside director, Toshio Nohara has been a general manager of the Semiconductor Business Operations at Hitachi, Ltd. (Hitachi); and outside auditor, Yoshiatsu Hayashi has been a department manager at the

Finance & Accounting Department 2 at Hitachi. Hitachi owned 19.7% of our issued shares of common stock.

Outside director, Akira Kiyota has also been a director and deputy chairman of Daiwa Securities Group and chairman of the Daiwa Institute of Research.

Outside director, Kosei Nomiya has also been a chairman of Ultratech JAPAN and advisor to the chairman of UMC JAPAN.

Transactions with NEC, NEC Electronics and Hitachi are each routine transaction, and the outside directors and outside statutory auditors do not have any personal interest in the transactions. Furthermore, we do not have any business relationships with the Daiwa Securities Group, the Daiwa Institute of Research, Ultratech Japan or UMC JAPAN.

There are no business-type relationships between the company and the outside auditors.

Parent-companies

Elpida does not have a parent company. On 31 March 2005, Hitachi and NEC each had a 25% stake in our company, which gave them parent company-like status (under Clause 12 Article 2 of TSE disclosure rules). However, as a result of these two companies selling a portion of their Elpida holdings earlier this term, any parent company-like status ended. A breakdown of the Elpida stockholdings of Hitachi and NEC as of 30 September 2005 appears below.

Name	Number of shares	The ratio of share holding
Hitachi, Ltd.	18,999,980	19.7 %
NEC Corporation	13,400,020	13.9 %

[3.Overview of Business Results]

(1) Business Results

① Overview

Regarding consolidated results for the 1H (April-September 2005), the market for digital consumer and mobile phone DRAMs saw steady growth in demand on the back of mild price declines. On the other hand, the personal computer DRAM market, which is not characterized by the kind of modest price volatility seen in the digital consumer and mobile phone DRAM market, has been experiencing major price drops since the latter half of the previous business term and on into the 1H. However, since July demand has been expanding owing to seasonal demand factors, leading prices to recover. Also, price drops in the personal computer DRAM market had a follow-on effect on DRAM prices for servers, dragging them down. Even though the latter price declines reached their end during the months following July, prices for some server DRAM products continued to move lower.

Based on these conditions, Elpida is fully devoted to a business strategy of focusing hard on Premier DRAMs [1] and minimizing the impact of price volatility in this business area. As a result, consumer electronic and mobile phone-related net sales reached a record-breaking ¥48.4 billion in the 1H. We continue to invest aggressively in our E300 Fab for the purpose of achieving further growth and cost cuts. We were able to start production in the E300 Fab Area 2 (formerly known as E300 - Fab2) in October. Given the foregoing, Elpida achieved the following business results in the 1H.

1H consolidated net sales grew 5.3% YoY to ¥105,503 million. Most of the growth occurred in the digital consumer and mobile phone-related areas.

We ended with a consolidated operating loss of ¥5,117 million, given a decline of ¥13,452 million from profits of ¥8,335 million a year earlier. The three main reasons behind the loss were:

- An expansion of in production capacity for advanced technology 90nm process products triggered a temporary increase in costs.
- The impact of major price declines for DDR2 products for personal computers caused by an insufficient number of DDR 2 chipsets ended up pulling down prices for server-related products.
- Delay in ramp- up some new products

A consolidated ordinary loss of ¥7,012 million resulted, based on a drop in profits of ¥13,854 million from ¥6,842 million a year earlier. In addition to a worse profit performance, an increase in interest-bearing debt pushed interest payments up by ¥715 million YoY to ¥2,111 million.

Finally, we recorded a net loss of ¥6,342 million based on a fall in profits of ¥12,846 million from ¥6,504 million a year earlier.

② The breakdown of sales by application market

(Billions of yen)

	Period ended September 30, 2005 (unaudited)		Period ended September 30, 2004 (unaudited)		Change %
Servers*	19.4	18.4%	18.0	17.9%	7.8%
Digital consumer electronics and mobile phones *	48.4	45.9%	30.8	30.8%	57.1%
Premier DRAM (Note1)	67.8	64.3%	48.8	48.7%	38.9%
Foundry services and others	10.6	10.0%	10.2	10.2%	3.9%
Subtotal of Premier business (Note 2)	78.4	74.3%	59.0	58.9%	32. 9%
PCs	27.1	25.7%	41.2	41.1%	(34.2%)
Total net sales	105.5	100.0%	100.2	100.0%	5.3%

* Premier DRAM (Note 1)

Note 1: Premier DRAM: Our proprietary name given to DRAM products used for servers, and digital consumer electronics and mobile phones. This type of DRAM usually requires higher technologies than commodity DRAMs, and the price per certain density tends to become higher in proportion to this value added.

Note 2: Premier business: Our proprietary name given to the total of the Premier DRAM and foundry services and others.

(Servers)

Server-related net sales grew 7.8% YoY to ¥19.4 billion. Though prices continued to fall, interest among major server makers in our 1GB (gigabyte) or greater high density module products, as opposed to 512MB (megabyte) products a year earlier, helped to support demand for major products.

(Digital Consumer and Mobile Phones)

Digital consumer and mobile phone-related net sales totaled ¥48.4 billion (up 57.1% YoY), a record on a half-term basis. In the digital consumer electronics area, demand existed for a wide range of products, especially digital still cameras. As for mobile phones, the biggest demand continues to come from overseas mobile phone companies

In this area, our semiconductors are used in digital still cameras, digital TV & DVD recorders and other consumer electronics, as well as 2.5G and 3G mobile phones.

(Foundry services and Others)

In foundry services and others, net sales centering on pseudo SRAM production grew 3.9% YoY to ¥10.6 billion. These operations handle contract production of semiconductor products, with the main group of customers being domestic semiconductor makers.

(Personal Computers)

Personal computer-related net sales fell 34.2% YoY to ¥27.1 billion. An increase in outsourcing from Taiwanese customers, product price declines and a switch in our in-house production capacity over to favorable-looking digital consumer and mobile phone-related production caused the net sales to decline substantially.

③ Capital Investment

1H capital expenditures grew 17.4% YoY to ¥86.3 billion. The main area of investment was the E300 Fab Area 2.

(2) Financial Conditions

Total assets grew by ¥7.8 billion YoY to ¥506.0 billion. Spending on capital investments lowered cash and cash equivalents, but fixed assets increased mainly because of E300 Fab investments. Also, growth in net sales resulted in an increase in accounts receivable.

Interest-bearing debt (including lease obligations) declined ¥22.6 billion YoY to ¥210.9 billion, mainly on account of repayments on lease obligations.

Current term booking of net losses lowered shareholders' equity by ¥6.5 billion to ¥188.8 billion, leaving a shareholders' equity ratio of 37.3% (a 1.9 point drop from a year earlier).

(3) Consolidated Cash Flow in the 1H

With regard to cash flow in the 1H, operating activities provided net cash of ¥15.0 billion, an inflow increase of ¥17.7 billion YoY.

Investing activities used ¥60.0 billion, an outflow decrease of ¥20.8 billion YoY. This was mostly due to a ¥23.4 billion YoY decrease in purchasing E300 Fab-related fixed assets.

As a result, free cash flow (a combination of net cash provided by operating activities and net cash used in investing activities) saw a net outflow of ¥45.0 billion and an outflow decrease of ¥38.5 billion YoY.

Net cash provided by financing activities was ¥23.7 billion, a decrease of ¥71.0 billion YoY, partly because of repayment of long-term borrowings and lease obligations.

Based on these results, the balance of cash and cash equivalents fell ¥68.3 billion YoY to ¥121.5 billion.

(4) Outlook for Business Results

1H net sales exceeded the upper end of the range of expectations but profits finished near bottom expectations. Also, we look for the following conditions to occur: (1) arranging production contracts with overseas foundries will be slower than expected, (2) declines in DRAM prices, mainly due to server DRAM prices, (3) expansion of advanced technology 90nm process production capacity will boost ramp-up costs and (4) higher R&D costs. Given these factors, we have revised our FY2005 forecast, as shown below.

(Billions of yen)

	Three-month ending September 30,2005 (A)	FY2005 Forecast (B)	Twelve-month ended March 31, 2005 (C)	Change% (B/C)	Change (B-C)
Net sales	58.0-63.0	240.0-250.0	207.0	15.9% - 20.8%	33.0-43.0
Operating income	1.5-4.5	7.0-12.0	15.1	(53.6%) -(20.5%)	(8.1)-(3.1)
Ordinary income	0.5-3.5	4.5-9.5	10.7	(57.9%) -(11.2%)	(6.2)-(1.2)
Net income	1.0-4.0	5.0-10.0	8.2	(39.0%) -22.0%	(3.2)-1.8

(5) Risk Factors

The following are the significant risk factors that may adversely affect our business, financial condition and results of operations.

- The cyclicality of the DRAM industry can result in volatile operating results.
- Increased worldwide production or lack of demand for DRAM products could lead to declines in selling prices for our products.
- We face intense competition in the DRAM industry.
- As regards sales, material supplies, outsourcing and other professional business activities, we works closely with set business partners. Any lessening or disruption of our working arrangements with these partners could harm our business performance.
- We may not respond quickly enough to rapid technological change and evolving standards in the semiconductor industry.
- We plan to make large investments in DRAM manufacturing facilities, but there can be no assurance that we will obtain sufficient funding, execute our expansion plan effectively or realize the expected return on our investment.
- We rely on other companies for all of our back-end processing.
- In the event of a conspicuous slowdown in the manufacture of DRAM products, interrupted production, or product defects, this may adversely affect our profit performance or our financial status.
- We may not be able to protect our proprietary intellectual property, and we may be accused of infringing the intellectual property rights of others.
- Allegations of anti-competitive practices in the DRAM industry may have a direct or indirect impact on our operations.
- Based on the strengthening of environmental laws and regulations in recent years, the emergence of new legal obligations may result in lower group asset values or may burden our business operations with additional costs.
- While attempting to develop business not only in Japan but also in North America, Asia and Europe, Elpida's business performance could be adversely affected in any of these regions by local political situations, domestic security disruptions, changes in laws or public policy or changes in business conditions caused by economic deterioration or other unfavorable factors.
- Currency fluctuations will affect our operating results and could result in exchange losses.

Comparative Consolidated Balance Sheet

(Millions of yen)

	As of September 30, 2005	As of September 30, 2004	YoY Change	As of March 31, 2005
(Assets)				
I Current assets				
1. Cash and cash equivalents	121,485	74,554	46,931	189,798
2. Notes and accounts receivable, trade	41,865	39,945	1,920	36,769
3. Inventories	33,150	29,536	3,614	32,795
4. Account receivable, other	8,966	6,985	1,981	6,393
5. Other current assets	5,470	4,753	717	5,419
6. Allowance for doubtful accounts	(32)	(33)	1	(31)
Total current assets	210,904	155,740	55,164	271,143
II Fixed assets				
1. Tangible fixed assets	275,835	182,979	92,856	213,138
2. Intangible fixed assets	7,503	8,314	(811)	7,787
3. Investments and other assets	11,721	1,587	10,134	6,100
Total fixed assets	295,059	192,880	102,179	227,025
Total assets	505,963	348,620	157,343	498,168
(Liabilities)				
I Current liabilities				
1. Account payable, trade	32,631	29,323	3,308	27,799
2. Current portion of bond	10,000	–	10,000	–
3. Current portion of long-term debt	21,470	12,829	8,641	18,520
4. Current portion of obligation under capital leases	29,429	26,377	3,052	30,143
5. Accounts payable, other	60,683	54,804	5,879	31,255
6. Other current liabilities	7,867	7,306	561	7,183
Total current liabilities	162,080	130,639	31,441	114,900
II Fixed liabilities				
1. Bond	70,000	10,000	60,000	80,000
2. Long-term debt	47,113	68,583	(21,470)	58,573
3. Obligation under capital leases	32,925	49,416	(16,491)	46,330
4. Other long-term liabilities	5,092	2,293	2,799	3,080
Total fixed liabilities	155,130	130,292	24,838	187,983
Total liabilities	317,210	260,931	56,279	302,883
(Shareholders' equity)				
I Capital stock	87,234	46,625	40,609	87,234
II Additional paid in capital	98,334	33,042	65,292	98,334
III Retained earnings	3,410	8,043	(4,633)	9,752
IV Unrealized gain (loss) on marketable securities	(363)	–	(363)	2
V Foreign currency translation adjustments	138	(21)	159	(37)
VI Treasury stock	(0)	–	(0)	(0)
Total shareholders' equity	188,753	87,689	101,064	195,285
Total liabilities and shareholders' equity	505,963	348,620	157,343	498,168

Comparative Consolidated Statements of Operations

(Millions of yen)

Account	Six months ended September 30 2005	Ratio (%)	2004	Ratio (%)	YoY Change Increase or decrease	Fiscal Year ended March 31,2005	Ratio (%)
I Net sales	105,503	100.0	100,162	100.0	5,341	207,028	100.0
II Cost of sales	88,516	83.9	74,192	74.1	14,324	156,620	75.7
Gross profit	16,987	16.1	25,970	25.9	(8,983)	50,408	24.3
III Selling, general and administrative expenses	22,104	21.0	17,635	17.6	4,469	35,292	17.0
Operating income/(loss)	(5,117)	(4.9)	8,335	8.3	(13,452)	15,116	7.3
IV Non-operating income							
1. Interest income	120		33		87	115	
2. Dividend income	247		–		247	–	
3. Foreign exchange gains	170		–		170	–	
4. Revenue from local government subsidies	–		–		–	145	
5. Others	87		137		(50)	209	
V Non-operating expenses							
1. Interest expense	2,111		1,396		715	3,079	
2. Equity in earnings of affiliated company	9		–		9		
3. Foreign exchange losses	–		134		(134)	504	
4. Stock issuance costs	–		–		–	597	
5. Bond issuance costs	–		–		–	313	
6. Others	399		133		266	408	
Ordinary income/(loss)	(7,012)	(6.6)	6,842	6.8	(13,854)	10,684	5.2
VI Extraordinary income	18	0.0	207	0.2	(189)	209	0.1
VII Extraordinary losses	46	0.1	13	0.0	33	1,947	0.9
Income/(loss) before income taxes	(7,040)	(6.7)	7,036	7.0	(14,076)	8,946	4.4
Income taxes	(698)	(0.7)	532	0.5	(1,230)	733	0.4
Net income/(loss)	(6,342)	(6.0)	6,504	6.5	(12,846)	8,213	4.0

Note: "Income taxes" is consists of corporate tax, inhabitant tax, business tax and deferred tax.

Comparative Consolidated Statements of Changes in Shareholders' Equity

(Millions of yen)

	As of September 30, 2005	As of September 30,2004	As of March 31, 2005
(Additional paid in capital)			
I Balance of additional paid in capital at beginning of period	98,334	62,268	62,268
II Increase in additional paid in capital			
Issuance of new shares for capital increase	–	–	65,292
III Decrease in additional paid in capital			
Reversal of additional paid in capital	–	29,226	29,226
IV Balance of additional paid in capital at end of period	98,334	33,042	98,334
(Retained earnings)			
I Balance of retained earnings at beginning of period	9,752	(27,686)	(27,686)
II Increase in retained earnings			
Reversal of additional paid in capital	–	29,226	29,226
Net income	–	6,504	8,213
III Decrease in retained earnings			
Net loss	6,342	–	–
IV Balance of retained earnings at end of period	3,410	8,043	9,752

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

	Six months ended September 30		Change	Fiscal Year ended March 31,2005
	2005	2004	increase or decrease	
I Operating activities				
Income (loss) before income taxes	(7,040)	7,036	(14,076)	8,946
Depreciation and amortization	23,631	14,133	9,498	35,944
Interest and dividend income	(367)	(33)	(334)	(115)
Interest expense	2,111	1,396	715	3,079
Equity in earnings of affiliated company	9	–	9	–
Income from sale of tangible fixed assets	(18)	(0)	(18)	(2)
Losses on sale and disposal of tangible fixed assets	46	0	46	32
Increase in accounts receivable, trade	(4,585)	(13,515)	8,930	(10,558)
Increase in inventories	(289)	(5,043)	4,754	(8,334)
Increase in accounts receivable, other	(2,054)	(3,071)	1,017	(2,532)
Increase in accounts payable, trade	4,824	4,723	101	3,208
Increase (decrease) in accounts payable, other	(365)	718	(1,083)	687
Others	1,401	(7,300)	8,701	(5,383)
Subtotal	17,304	(956)	18,260	24,972
Interest and dividends received	202	34	168	115
Interest paid	(2,114)	(1,375)	(739)	(3,004)
Income taxes paid	(436)	(486)	50	(1,096)
Net cash provided by (used in) operating activities	14,956	(2,783)	17,739	20,987
II Investing activities				
Acquisition of investment securities	(3,700)	–	(3,700)	(2,049)
Purchase of tangible fixed assets	(54,837)	(78,194)	23,357	(152,114)
Proceeds from sale of tangible fixed assets	198	0	198	195
Purchase of intangible fixed assets	(980)	(2,333)	1,353	(3,138)
Acquisition of long-term prepaid expenses	(648)	–	(648)	(3,328)
Others	7	(195)	202	(130)
Net cash used in investing activities	(59,960)	(80,722)	20,762	(160,564)
III Financing activities				
Net decrease in short-term borrowings	–	(5,697)	5,697	(5,705)
Proceeds from long-term debt	–	41,000	(41,000)	41,000
Repayments of long-term debt	(8,510)	(1,988)	(6,522)	(6,307)
Proceeds from issuance of stocks	–	–	–	105,305
Proceeds from issuance of bonds	–	–	–	69,688
Proceeds from sale-and-leaseback transactions	–	25,869	(25,869)	40,667
Repayments of obligation under capital leases	(15,153)	(11,893)	(3,260)	(26,013)
Purchase of treasury stock	(0)	–	(0)	(0)
Net cash provided by (used in) financing activities	(23,663)	47,291	(70,954)	218,635
IV Effect of exchange rates changes on cash and cash equivalents	354	213	141	185
V Net increase (decrease) in cash and cash equivalents	(68,313)	(36,001)	(32,312)	79,243
VI Cash and cash equivalents at beginning of period	189,798	110,555	79,243	110,555
VII Cash and cash equivalents at end of period	121,485	74,554	46,931	189,798
.0				

Free cash flow （Ⅰ+Ⅱ）	△45,004	△83,505	38,501	△139,577

[Basic important matters for preparation of consolidated interim financial statements]

1. Scope of consolidation

Consolidated all subsidiaries
Number of the consolidated subsidiaries : 6
Name of the consolidated subsidiaries: Hiroshima Elpida Memory, Inc.
Elpida Memory (USA) Inc.
Elpida Memory (Europe) GmbH
Elpida Memory (Taiwan) Co., Ltd
Elpida Memory (Hong Kong) Co., Ltd
Elpida Memory (Singapore) Pte. Ltd

2. Application of equity method

Company accounted for by the equity method : 1
Name of the company accounted for by the equity method : Tera Probe, Inc.

In August 2005, Tera Probe, Inc. was established as a joint venture with other companies and is accounted for by the equity method.

3. The fiscal year end date for the consolidated subsidiaries

The fiscal year end date for the consolidated subsidiaries is the same as the Company.

4. Accounting principles

(1) Evaluation standards and evaluation criteria for marketable securities

Marketable securities are reported at fair value with unrealized gains and losses included in unrealized gain (loss) on marketable securities.

(2) Derivatives

Derivatives are stated based on a market value method.

(3) Inventories

Inventories are stated at the lower of cost or market.
The cost of finished products, semifinished components, work in process and raw materials is determined by the first-in, first-out basis, except for work in process of subsidiaries determined by the average method. The cost of supplies is determined individually.

(4) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives of the assets. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Buildings and structures:	3 to 60 years
Machinery and equipment:	2 to 15 years
Furniture and fixtures:	2 to 15 years

Leased assets which meet certain criteria are capitalized and amortized on a straight-line basis over the lease terms.

Certain costs incurred to develop or obtain internal use computer software are capitalized and are amortized on a straight-line basis over the estimated useful life of 5 years.

Goodwill is amortized on a straight-line method over 5 years for Elpida Memory, Inc. and 15 years for a foreign subsidiary.

(5) Stock and bond issuance costs

Stock and bond issuance costs are charged to income as incurred.

(6) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(7) Accrued bonuses

Accrued bonuses to employee are provided for the estimated amounts, which the company will pay based on the service provided during the current period.

(8) Allowance for inventories devaluation

Following purchase of inventories from consignment factories, the company reserved allowance on devaluation losses at end of period, which the company expects to bear.

(9) Pension and severance plans for empolyees

Pension and severance costs were accrued based on the benefit obligations and pension plan assets at the end of the current fiscal year.

Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 15years.

(10) Severance plans for directors and statutory auditors

Severance costs were accrued based on the benefit obligations at end of period.

(11) Foreign currency translation

Foreign currency receivables and payables are translated into Japanese yen at effective period-end exchange rates and the resulting transaction gains or losses are taken into the consolidated results. The balance sheet accounts of foreign consolidated subsidiaries and an affiliated company are translated into Japanese yen at effective period-end exchange rates, except for the components of shareholders' equity which are translated at their historical exchange rates, and all income and expense accounts are translated at the average exchange rate in effect during the period. The resulting translation differences are recorded in a separate component of shareholders' equity as translation adjustments.

(12) Major lease transactions

Capital leases are as per accounting of sales.

(13) Hedge accounting

① Hedge accounting

The company has adopted deferral hedge accounting for its derivative transactions. Some interest swaps have been adopted exceptional treatment under Japanese GAAP.

② Derivative instruments and subject

The interest rate swap is as the derivative instruments and the long-term debt and bond are subject to hedge.

③ Policy of derivative transactions

The Company has entered into interest rate swap agreements in order to manage certain risks arising from adverse fluctuation in interest rates.

④ Evaluation of Hedge effectiveness

The evaluation of hedge effectiveness for exceptional treatment is omitted.

(14) Consumption tax and other

Accounted exclusive of consumption taxes and local consumption taxes

5. Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn at any time and short-term investments with a maturity of three months or less when purchased which can easily be converted to cash and are subject to little risk of change in value.

[Adoption of New Accounting Standard]

On August 9, 2002, The Business Accounting Council of Japan issued "Accounting Standard for Impairment of Fixed Assets" which is effective for the fiscal years beginning April 1,2005,with earlier adoption permitted. The Accounting Standards Board of Japan issued related practical guidance on October 31,2003. The Company has adopted this new accounting standard and related practical guidance for the impairment of fixed assets effective April 1, 2005. No effect was noted on the result of operation for the six months ended September 30, 2005.

(Lease transactions)

At September 30, 2005 and 2004, the Company had operating leases with minimum rental commitments as follows:

	At September 30, 2005 (Million of yen)	At September 30, 2004 (Million of yen)
Due within 1 year	10,905	13,334
Due over 1 year	5,274	15,170
Total	16,179	28,505

(Marketable securities)

Other marketable securities under market price

(Millions of yen)

	At September 30,2005			At September 30,2004		
	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Marketable securities	2,214	1,851	(363)	-	-	-

(Derivative Financial Instruments)

Notional Amounts, Fair Value and Unrealized Gain or Loss of Derivatives

(Millions of yen)

Classification	Description	September 30, 2005				September 30,2004			
		Notional amount	Notional amount more than 1 year	Fair value	Gain (loss)	Notional amount	Notional amount more than 1 year	Fair value	Gain (loss)
Transactions other than market transactions	Forward foreign exchange contract								
	Selling:								
	U.S. dollar	5,669	–	5,856	(187)	18,086	–	18,242	(155)
	Buying:								
	U.S. dollar	511	–	514	3	3,490	–	3,492	2
Total		–	–	–	(184)	–	–	–	(153)

Note: Fair value at September 30, 2005 and 2004 is calculated by market quotation. The above information excludes the derivatives accounted for as hedge instruments.

(Segment Information)

[Business Segment Information]

During the six months period ended September30, 2005 and the six months period ended September30, 2004 our group was operating a single segment of the semiconductor business centering on DRAM, so the information by business segment is omitted.

[Geographical segment information]

For the six months ended September 30,2005

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1) Sales to third parties	54,273	17,176	5,534	28,520	105,503	-	105,503
(2) Inter-segment sales and transfers	47,794	30	16	128	47,968	(47,968)	-
Total	102,067	17,206	5,550	28,648	153,471	(47,968)	105,503
Operating expenses	107,670	17,267	5,313	28,510	158,760	(48,140)	110,620
Operating income (Loss)	(5,603)	(61)	237	138	(5,289)	172	(5,117)

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

For the six month ended September 30,2004

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1) Sales to third parties	37,919	23,015	7,368	31,860	100,162	–	100,162
(2) Inter-segment sales and transfers	56,735	795	21	100	57,651	(57,651)	–
Total	94,654	23,810	7,389	31,960	157,813	(57,651)	100,162
Operating expenses	88,629	23,253	7,218	30,321	149,421	(57,594)	91,827
Operating income	6,025	557	171	1,639	8,392	(57)	8,335

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

[Overseas sales]

For the six months ended September 30,2005

	North America	Asia	Europe	Total
I Overseas sales (MY)	28,520	17,176	5,534	51,230
II Consolidated sales (MY)				105,503
III Ratio of overseas sales over consolidated sales (%)	27.0	16.3	5.3	48.6

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

For the six months ended September 30,2004

	North America	Asia	Europe	Total
I Overseas sales (MY)	31,732	23,015	7,368	62,115
II Consolidated sales (MY)				100,162
III Ratio of overseas sales over consolidated sales (%)	31.7	23.0	7.3	62.0

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

(Amounts Per Share)

(yen)

For the six months ended September 30,2005		For the six months ended September 30,2004	
Shareholders' equity per share	¥1,956.71	Shareholders' equity per share	¥1,037.11
Net loss per share	¥ (65.74)	Net income per share	¥ 100.65
Diluted net income per share*		Diluted net income per share**	

* Diluted net income per share was not shown because the Company had a net loss per share during the period.
** Diluted net income per share was not shown because the company's stock was unlisted and unregistered.

Appendix (unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Three-month ended							
	Mar. 31, '05		Jun. 30, '05		Sept. 30, '05		Sept. 30, '04	
Account		Ratio (%)		Ratio (%)		Ratio (%)		Ratio (%)
Net sales	50,730	100.0	48,036	100.0	57,467	100.0	54,626	100.0
Gross profit	9,702	19.1	7,549	15.7	9,438	16.1	15,407	28.2
Selling, general and administrative expenses	8,560	16.9	10,153	21.1	11,951	21.0	10,159	18.6
Operating income	1,142	2.2	(2,604)	(5.4)	(2,513)	(4.9)	5,248	9.6
Income before income taxes	(1,846)	(3.6)	(3,356)	(7.0)	(3,684)	(6.6)	4,904	9.0
Net income	(1,678)	(3.3)	(3,304)	(6.9)	(3,038)	(6.0)	4,202	7.7

2. Selected Consolidated Financial Data

	Mar. 31, '05	Jun. 30, '05	Sept. 30, '05	Sept. 30, '04
Cash and cash equivalent	189.8 billion yen	156.7 billion yen	121.5 billion yen	74.6 billion yen
A/R collection period	65 days	68 days	66 days	66 days
Inventory holding period	72 days	79 days	62 days	68 days
Interest-bearing debt	233.6 billion yen	223.2 billion yen	210.9billion yen	167.2 billion yen
Net D/E Ratio	0.22 times	0.35 times	0.47 times	1.06 times
Share holders' equity Ratio	39.2%	39.8%	37.3%	25.2%

	Three-month ended Mar. 31, '05	Three-month ended Jun. 30, '05	Three-month ended Sept. 30, '05	Three-month ended Sept. 30, '04
Cash flows from Operating activities	7.1 billion yen	8.2 billion yen	6.7 billion yen	3.1 billion yen
ROA	(1.4%)	(2.7%)	5.2%	5.2%
ROE	(3.4%)	(6.8%)	19.6%	19.6%

(Calculating formulas)

A/R collection period = Accounts receivable, trade / Average monthly net sales x 30 days
Interest-bearing debt = Long-term and short-term debt + Long-term and short-term lease obligation
Inventory holding period = Inventories / Average monthly net sales x 30 days
Net D/E ratio = (Interest-bearing debt – cash and cash equivalents) / shareholders' equity
ROA (ROE) (Three-month period) = Quarterly Net income x 4 / Average quarterly Total assets (Average shareholders' equity)
ROA (ROE) (Twelve-month period) = Net income / Average Total assets (Average share holders' equity)

3. Foreign exchange rate of yen for dollars in assumption

	Exchange rate in assumption
Yen for U.S.$	110.00

12. Elpida Memory Revises Financial Forecast



FOR IMMEDIATE RELEASE

Elpida Memory Revises Financial Forecast

TOKYO, JAPAN, October 25, 2005 –Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the revision of its financial forecast for the fiscal year ending March 31, 2006, which was previously announced on April 25, 2005.

1. Revision of consolidated financial forecast for the fiscal year ending March 31, 2006

(Billions of Yen)

	Net sales	Operating income	Ordinary income	Net income
Previous Forecast (April 25, 2005) (a)	260.0	18.6	15.3	14.0
Revised Forecast (b)	240.0-250.0	7.0-12.0	4.5-9.5	5.0-10.0
Change from previous forecast (b-a)	(20.0)-(10.0)	(11.6)-(6.6)	(10.8)-(5.8)	(9.0)-(4.0)
Change	(7.7%)-(3.8%)	(62.4%)-(35.5%)	(70.6%)-(37.9%)	(64.3%)-(28.6%)
Results of FY2004 (c)	207.0	15.1	10.7	8.2

2. Reasons for Revision

1H net sales exceeded the upper end of the range of expectations but profits finished near bottom expectations. Also, we look for the following conditions to occur: (1) arranging production contracts with overseas foundries will be slower than expected, (2) declines in DRAM prices, mainly due to server DRAM prices (3) expansion of advanced technology 90nm process production capacity will boost ramping-up costs and (4) higher R&D costs. Given these factors, we have revised our FY2005 forecast, as above.

Note: These above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

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